SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

HELD ON APRIL 30, 2014

Date, Time and Place of the Meeting: April 30, 2014, at 12:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 - at Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, CEP 04626-020, in the Capital of the State of São Paulo. Attendance: The meeting was attended by the shareholders whose signatures appear in the Register of Attendance, as well as the representative of the Company’s Independent Auditor, according to art. 134, paragraph 1 of Law no. 6404/76, as amended (“Brazilian Corporate Law”) (“LSA”). Presiding Board: Mr. Edmar Prado Lopes Neto; Mss. Claudia Karpat, Secretary. Call: Call Notice for the Meeting published in the issues of April 14, 15 and 16, 2014 of Valor Econômico (“VE”) newspaper and the issues of April 15, 16 and 17, 2014 of the State of São Paulo Official Gazette (“DOESP”). Agenda – Annual General Shareholders’ Meeting: (a) to receive the Management’s report, examine, discuss and vote upon the Financial Statements, the Independent Auditors’ report and other documents related to the fiscal year ended on December 31, 2013; (b) to pass a resolution on the allocation of the result of the fiscal year 2013; (c) to elect the Directors pursuant to the terms of the Bylaws; and (d) to determine the overall compensation of the Company’s directors and executive officers for fiscal year 2014. Resolutions made: After necessary clarifications, the annual general shareholders meeting have unanimously approved the following: (a) after presentation of the Financial Statements, the Independent Auditors’ Report and other documents related to fiscal year ended on December 31, 2013, which were published in the issues of March 28, 2014 of Valor Econômico (VE) and of the State Official Gazette (DOESP), the financial statements for fiscal year ended on December 31, 2013 were unanimously approved; (b) the management’s proposal about the allocation of the result, the Company having recorded a loss in fiscal year 2013, for which reason no dividends shall be distributed to the shareholders; (c) pursuant to article 13 of the Bylaws, the following eight (8) members of the Board of Directors were reelected for a unified term of office of one (1) year: Messrs. (i) CONSTANTINO DE OLIVEIRA JÚNIOR, Brazilian, married, businessman, bearer of identity card R.G. No. 929.100 SEP/DF and individual taxpayers´ registry C.P.F. No. 417.942.901-25, to be the Chairman of the Board of Directors; (ii) HENRIQUE CONSTANTINO, Brazilian, married, businessman, bearer of identity card R.G. No. 1.022.856 SEP/DF and individual taxpayers´ registry C.P.F. No. 443.609.911-34, to be Vice-Chairman of the Board of Directors; (iii) RICARDO CONSTANTINO, Brazilian, married, businessman, bearer of identity card R.G. No. 671.071 SSP/DF and individual taxpayers´ registry C.P.F. No. 546.988.806-10; (iv) JOAQUIM CONSTANTINO NETO, Brazilian, married, businessman, bearer of identity card R.G. No. 17.365.750 SSP/SP and individual taxpayers´ registry C.P.F. No. 084.864.028-40; (v) RICHARD FREEMAN LARK JR., naturalized Brazilian, single, businessman, bearer of identity card R.G. No. 50.440.294-8 SSP/SP and of individual taxpayers’ registry C.P.F. no. 214.996.428-73; (vi) EDWARD H. BASTIAN, American citizen, married, businessman, United States Passport No. 214067455; (vii) ANTÔNIO KANDIR, Brazilian, divorced, engineer, bearer of identity card R.G. No. 4.866.700-6 SSP/SP and individual taxpayers´ registry C.P.F. No. 146.229.631-91; and (viii) LUIZ KAUFMANN, Brazilian, married, engineer, bearer of identity card R.G. No. 7.162.266-SSP/SP and individual taxpayers´ registry C.P.F. No. 036.200.699-72; all of them domiciled at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, São Paulo, SP. Messrs. RICHARD FREEMAN LARK JR., ANTÔNIO KANDIR and LUIZ KAUFMANN being Independent Directors of the Company, in accordance with the provisions in item 5.3 of BM&F BOVESPA’s (São Paulo Stock Exchange) Differentiated Corporate Governance Practices Level II.

1

The directors hereby declare, in accordance with the provisions in Article 37, item II of Law n.º 8934/94 and in Articles 147, paragraphs 1 and 2 of Law n.º 6.404/76, as amended, that they have not been charged for any of the crimes provided for in the Law which might prevent them from exercising business activities. There has been no appointment of member to the Board under the terms of art. 141 and its paragraphs of the LSA; and (d) the overall annual compensation of the Company’s directors and executive officers was approved, in the amount of up to R$ 8,953,779.71 (eight million, nine hundred and fifty three, seven hundred and seventy nine Reais and seventy one cents of Real) million for fiscal year 2014, as proposed by the Management, to be distributed apportioned by the Board of Directors, with due regard to the applicable laws and to the Company’s Bylaws. Minutes and Publications: The stockholders attending the meeting authorized the drawing up of these minutes in summary form, pursuant to article 130, of the Brazilian Corporate Law, as amended. Approval and Signing of the Minutes: After offering the floor to anyone who intended to make use of it, the meeting was adjourned for the time necessary for these minutes to be drawn-up, and these minutes were subsequently read, confirmed and signed by the chairman and secretary of the meeting. I hereby certify this present instrument is a free translation of the minutes drawn up in the Company’s records. [This is a free translation of the original Portuguese version of this document]

São Paulo, April 30, 2014.

_________________________	________________________
Edmar Prado Lopes Neto	Claudia Karpat
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.